UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

968235200

(CUSIP Number)

Retail ECommerce Ventures, LLC

1680 Michigan Ave Suite 700

Miami Beach, FL 33139

650-328-0100

Copies to:

David Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 968235200	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Retail Ecommerce Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tai Lopez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alex Mehr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) REV Alpha Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Modell’s Sporting Goods Online, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 475,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 7 of 8 Pages

This Amendment No. 1 (the “Amendment”) supplements and amends the Schedule 13D filed on April 19, 2021 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the Common Stock, $0.01 value per share (the “Shares”), of Wilhelmina International, Inc., a Delaware corporation (the “Issuer” or “Wilhelmina”). This Amendment is being filed to report that REV Alpha Holdings LLC (“REV Holdings”) has purchased an additional 237,500 Shares of the Issuer on July 26, 2021, pursuant to the purchase agreement (the “Purchase Agreement”) with Lorex Investments AG (“Lorex”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment is being filed by REV Holdings, Retail Ecommerce Ventures, LLC (“REV”), Modell’s Sporting Goods Online, Inc., (“Modell’s”), Tai Lopez and Alex Mehr. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) — (b)

The aggregate percentage of Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon on 5,157,344 of the Issuer’s Shares outstanding as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2021. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

As of the date of this filing, REV Holdings, a limited liability company formed under the laws of Delaware, holds 475,000 Shares, has voting power over an additional 475,000 Shares, with the right to acquire such additional shares pursuant to the Purchase Agreement. The 950,000 Shares REV Holdings beneficially owns constitutes 18.4% of the issued and outstanding Shares. Modell’s owns 100% of the equity interests of REV Holdings. REV owns 82.99% of the equity interests of Modell’s. Tai Lopez owns 42.80% of the equity interests of Modell’s, both directly and through his ownership interest in REV. Alex Mehr owns 42.80% of the equity interests of Modell’s, both directly and through his ownership interest in REV. Mr. Lopez is Executive Chairman of REV and Mr. Mehr is Chief Executive Officer of REV. Each of Mr. Lopez and Mr. Mehr may be deemed to beneficially own the Purchased Shares.

(c) Except as disclosed in Item 3 and above, the Reporting Persons have not affected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021	RETAIL ECOMMERCE VENTURES, LLC

	By:	/s/ Alex Mehr
	Name:	Alex Mehr
	Title:	Chief Executive Officer

MODELL’S SPORTING GOODS ONLINE, INC.

By:	/s/ Alex Mehr
Name:	Alex Mehr
Title:	Chief Executive Officer

REV ALPHA HOLDINGS, LLC

By:	/s/ Alex Mehr
Name:	Alex Mehr
Title:	Chief Executive Officer

TAI LOPEZ

/s/ Tai Lopez

ALEX MEHR

/s/ Alex Mehr